Exhibit 8.1

Subsidiaries of Cognyte Software Ltd.

(as of December 15, 2020)

Name	Jurisdiction of Incorporation or Organization

Cognyte Analytics India Private Limited	India
Cognyte Brasil S.A.	Brazil
Cognyte Bulgaria EOOD	Bulgaria
Cognyte Canada Inc.	Canada
Cognyte Software Inc.	Delaware
Cognyte Software México S.A. de C.V.	Mexico
Cognyte Software UK Limited	United Kingdom
Cognyte Solutions Ltd.	Israel
Cognyte Systems Ltd.	Israel
Cognyte Taiwan Ltd.	Taiwan (Republic of China)
Cognyte Technologies Israel Ltd.	Israel
Cognyte Technology Inc.	Delaware
Focal Info Israel Ltd. (In dissolution)	Israel
Gita Technologies Ltd.	Israel
Syborg GmbH	Germany
Syborg Grundbesitz GmbH	Germany
Syborg Informationsysteme b.h. OHG	Germany
UTX Technologies Limited	Cyprus
Verint Systems B.V.	The Netherlands
Verint Systems Romania S.R.L.	Romania